Exhibit 99.11

PRESS RELEASE

Saudi Arabia: TotalEnergies and Aljomaih Energy & Water
Awarded a 400 MW Solar Project

Paris, October 28, 2025 – The consortium comprising France's TotalEnergies and Saudi developer Aljomaih Energy & Water (AEW) has been awarded by the Saudi Power Procurement Company (SPPC) following a tender process, the license to develop, build and operate a 400 megawatts (MW) solar power plant in As Sufun, KSA.

The electricity produced will be sold to SPPC through a 25-year Power Purchase Agreement (PPA). The solar plant is expected to connect to the grid in 2027, and will power more than 68,400 homes.

The As Sufun project is part of Round 6 of the National Renewable Energy Program (NREP) overseen by the Ministry of Energy, aiming to reduce reliance on liquid fuels in electricity generation, in line with Saudi Vision 2030, where Saudi Arabia aims to increase the installed capacity shares from renewable energy sources and energy storage systems to reach Up to 50% by 2030, subject to electricity demand growth.

“Together with our partner Aljomaih Energy and Water Co, we are thrilled to contribute to Saudi Arabia's target of increasing the share of renewables in its energy mix. This project marks the second success for our consortium in the Saudi National Renewable Energy Program. TotalEnergies is a close partner of Saudi Arabia, where we are deploying our multi-energy strategy, notably through our participation in major refining and petrochemical assets”, said Olivier Jouny, SVP Renewables at TotalEnergies.

“We are proud to lead the development of the 400 MW As Sufun Solar PV Project in partnership with TotalEnergies. This milestone reflects our unwavering commitment to supporting the Saudi Green Initiative and advancing the goals of Saudi Vision 2030. Through our deep local expertise and trusted international partnerships, we continue to contribute to the Kingdom’s energy transition toward a more sustainable future. We also extend our sincere appreciation to SPPC for their continued trust and cooperation”, stated Mr. Ibrahim Aljomaih, Chairman of the Board of Directors of Aljomaih Energy and Water Company.

“The 400 MW As Sufun Solar PV Project in Hail region demonstrates our ongoing efforts to expand our renewable energy investments in the Kingdom. The project will supply clean energy to more than 68,400 households, underscoring our role in supporting the Saudi’s Vision 2030 objectives toward a thriving and sustainable economy”, added Eng. Adnan Buhuligah, Acting CEO of Aljomaih Energy and Water Company.

This renewable project is a new milestone for TotalEnergies in the Kingdom of Saudi Arabia where TotalEnergies is currently operating the 119 MW Wadi Al Dawasir solar power plant and building the 300MW Rabigh 2 project.

***

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of June 2025, TotalEnergies has more than 30 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About Aljomaih Energy & Water Company

Founded in 2007, Aljomaih Energy and Water Company is one of the Kingdom’s leading local investors, developers, and operators in the utilities and infrastructure sectors, with a growing global presence. The company’s portfolio includes energy projects with a total generation capacity of 13 GW and water production and transmission projects with a combined capacity of 1,300,000 cubic meters per day across Saudi Arabia, the Middle East, and Asia.

As a subsidiary of Aljomaih Holding Group, Aljomaih Energy and Water Co, builds upon a legacy of nearly 90 years of excellence and a firm commitment to sustainability, driving impactful infrastructure projects that align with Saudi Vision 2030 and contribute to the Kingdom’s sustainable development goals.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Aljomaih Energy & Water Company Contact

For general inquiries: info@jenwa.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).